Exhibit 99.1

2016-03-30

PRESS RELEASE

Oasmia Pharmaceutical Announces Enrollment of First Patient in Clinical Study with Docecal, a Novel Formulation of Docetaxel

Oasmia’s next-generation cancer treatment candidate Docecal, a formulation of the blockbuster docetaxel in combination with Oasmia’s patented nanoparticle-based technology XR17, has enrolled its first patient as part of a randomized Phase I clinical trial.

Uppsala, Sweden, March 30, 2016 ---Oasmia Pharmaceutical AB (NASDAQ: OASM), a developer of a new generation of drugs within human and veterinary oncology, announced today that the first patient has been enrolled in the Phase I clinical study of the Company’s next-generation cancer treatment candidate Docecal, to be performed internationally. Docecal was approved for clinical trials in December, 2015.

Docecal is a nanoparticle and water-soluble formulation of docetaxel, one of the most commonly used anti-cancer substances in oncology today, in combination with the Company’s patented technology XR17. A standard treatment for multiple cancers including prostate, breast, lung and stomach, docetaxel is the most active substance in the cytostatic Taxotere®, marketed by the global healthcare provider Sanofi-Aventis. Prior to the patent expiration in 2010, Sanofi-Aventis executed $3 billion in Taxotere sales 2009. Taxotere has continued to perform well.

For more information, please contact:

Julian Aleksov, Executive Chairman Tel: +46 18 50 54 40 E-mail: julian.aleksov@oasmia.com

For media relations:

Eric Fischgrund Tel: +1 646 699 1414 E-mail: eric@fischtankpr.com

About Docecal

Docecal is a water soluble formulation of docetaxel in combination with Oasmia’s patented technology XR17. Docetaxel is standard treatment for a variety of different kinds of cancers, such as prostate cancer, breast cancer, lung cancer and stomach cancer.

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

“Oasmia is required under the Financial Instruments Trading Act to make the information in this press release public. The information was submitted for publication at 08.50, CET on March 30, 2016.”